[LETTERHEAD PILLSBURY WINTHOP SHAW PITTMAN]

        Davina K. Kaile
davina.kaile@pillsburylaw.com

April 26, 2006

Via Facsimile

Mr. Jay Mumford
Ms. Michele Gohlke
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-2001
Mail Stop 6010

  Re:
  Techwell, Inc.

Dear Mr. Mumford and Ms. Gohlke:

Per our telephone conversation on April 25, 2006, on behalf of Techwell, Inc. (the "Registrant"), we are providing the following additional information regarding the difference between the fair values of the Registrant's common stock as of December 31, 2005 and January 31, 2006 and the currently estimated IPO price range of $11.00 to $13.00 provided by the underwriters to the Registrant on March 7, 2006.

In our letter to the staff of the Securities and Exchange Commission (the "Staff") dated March 20, 2006, we attempted to explain the difference between the fair value as of December 31, 2005 and the currently estimated IPO price range by using market information as of December 31, 2005 and applying similar methodology used by the Registrant's underwriters in deriving the preliminary valuation estimate for the IPO price range. In other words, to arrive at a fair value as of December 31, 2005 for purposes of that analysis, the Registrant applied the enterprise value to revenue multiple approach using the same set of comparable companies used by its underwriters, but with market information as of December 31, 2005. The Registrant did not apply any adjustments to those comparables in the December 31, 2005 valuation for purposes of that analysis because its investment bankers, in determining the preliminary estimated IPO price range, made no adjustments to the comparables. As a consequence, the computations are on a consistent basis at the two dates. Consistent with the methodology used by the underwriters, the Registrant used averages of the mean and median market multiples to dilute the impact of any outlier comparable companies. As stated in the letter dated March 20, 2006, the result of this analysis was to show a 45% increase in the enterprise value to revenue multiple among the set of comparable companies from December 31, 2005 to March 7, 2006, which was used to explain primarily the difference in enterprise value of the Registrant between December 31, 2005 and March 7, 2006. The Registrant notes the Staff's comment that page 25 (paragraphs 60 and 61) of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the "AICPA Practice Aid") advises that adjustments to the comparable company data may be necessary since no company is "truly" comparable. The Registrant notes that the purpose of this analysis of the change in valuation between the two dates was to demonstrate the reasons for the change and was not intended to represent the Registrant's basis for valuation of its common stock at December 31, 2005. As discussed below under the heading "December 31, 2005", the management of the Registrant used the results of an independent, contemporaneous valuation study as of December 31, 2005 in forming their opinion as to the value of the Registrant's common stock at that date and such study comprehended the requirements and guidance of the AICPA Practice Aid.

We understand that the Staff is concerned that applying the same set of comparable companies used by the underwriters in their March 7, 2006 preliminary valuation may not be appropriate to derive fair value as of December 31, 2005. As discussed above and below, the Registrant determined its fair value at December 31, 2005 consistent with the AICPA Practice Aid and not based on this reconciliation analysis. Although the Registrant respectfully submits that the use of the same set of comparable companies is appropriate for purposes of determining a preliminary IPO price range for the reasons cited in our letter dated April 10, 2006 to the Staff, for purposes of explaining the change in fair value of the Registrant's common stock from December 31, 2005 to March 7, 2006 and in an effort to address the Staff's concerns, the Registrant will also reconcile the change in fair value from December 31, 2005 to March 7, 2006 using the more limited set of comparable companies used in the valuation report as of December 31, 2005 provided by Duff & Phelps, LLC (the "Valuation Specialist"), an independent valuation firm retained by the Registrant. In their report only three comparable companies were applied to derive a valuation using the market approach. For purposes of this analysis and for the reasons discussed below, the Registrant will focus only on these three comparable companies.

The Registrant submits that an additional explanation for why the fair value of the common stock rose from $6.00 on December 31, 2005 to a preliminary estimated IPO price range of $11.00 to $13.00 on March 7, 2006 can be found in reconciling the December 31, 2005 valuation forward to January 31, 2006 and March 7, 2006, in addition to the reconciliation backward as we did in our letter dated March 20, 2006. This forward-looking analysis eliminates comparable companies applied in the IPO price range valuation which were included in that analysis because they share the Registrant's attractive growth characteristics, gross margins and operating leverage. These were not included in the December 31, 2005 valuation analysis as at the time the Registrant had not yet filed a registration statement on Form S-1 with the Commission and the prospects of a successful IPO were not as high as they were on March 7, 2006. In addition, the December 31, 2005 valuation also excluded certain other digital media companies because the Valuation Specialist applied its judgment to determine the most directly comparable companies.

The three companies used as comparable companies in the December 31, 2005 valuation report were Genesis Microchip, Pixelworks and Trident Microsystems. As noted in our letter dated April 10, 2006 to the Staff, these three companies are similar to the Registrant in that they are digital media semiconductor companies with products that target the same video applications targeted by the Registrant. In addition, the enterprise values of Pixelworks and Genesis Microchip as of December 31, 2005 are reasonably comparable to that of the Registrant. Although Trident Microsystems' enterprise value is substantially higher than that of the Registrant, the Registrant believes that Trident Microsystems is most comparable to the Registrant of the entire set of comparable companies applied in any of the valuations. Trident Microsystems designs mixed signal video decoder semiconductors similar to the Registrant for use in the same end markets targeted by the Registrant. Trident is the only company in the entire set of comparables that designs and sells video decoder products similar to the Registrant for use in similar end market products, such as digital television and LCD displays. In addition, all of the Registrant's products incorporate video decoders, while 98% of Trident's reported revenues for fiscal 2005 were derived from video decoder products. As a result of these similarities, the Registrant believes that the growth multiples applied to Trident are directly applicable to the Registrant.

December 31, 2005 Valuation

As discussed in Management's Discussion & Analysis in the Registration Statement, in preparing an independent valuation of the Registrant's common stock, the Valuation Specialist used generally accepted valuation techniques including the income approach and the market approach. The Registrant's board of directors took these valuations techniques into account in determining the fair value of the common stock. The valuation as of December 31, 2005 placed equal weighting on these two methods in estimating the fair value of the common stock. By considering both the income approach and the market approach, this valuation methodology dilutes the impact of any particular

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factor on the overall valuation. It is important to note that both the income and market approach yielded results that were not widely disparate. Consistent with the AICPA Practice Aid, management of the Registrant believes that the Registrant is at the Stage 5 of development as described in Chapter 4 (paragraph 25) of the Practice Aid and, accordingly, use of both the income and market approaches is appropriate as described in Chapter 8 (paragraph 107). A detailed explanation of the market approach calculation as of December 31, 2005 and the resulting enterprise value when combined with the valuation derived using the income approach is attached hereto as Exhibit A.

Both the market approach and the income approach involve the use of estimates of revenues, earnings, assumed market growth rates, estimated costs and other estimates more fully described on page 33 and 34 of the registration statement. The estimated information contained in the attached exhibits was used to derive the fair value of the Registrant's Common Stock as of December 31, 2005 and should not be used for any other purpose. In some cases, the underlying estimates or information may have changed. For purposes of being consistent in comparing the fair value of the Common Stock from December 31, 2005 to March 7, 2006, we have applied the same estimates from the December 31, 2005 valuation, but these estimates should not be seen as current or accurate as of any date subsequent to December 31, 2005.

With respect to the market approach, the adjusted market value of invested capital as a multiple of (a) last twelve months' revenue (Adj MVIC/LTM Rev), (b) projected revenue (Adj MVIC/Proj Rev) and (c) forward 12 months' adjusted earnings before interest and taxes (Adj MVIC/FTMj EBIT) was computed for each of the comparable companies and the median and average of each multiple was computed. The value of the Registrant was computed based on the mean of each of these multiples and then a weighted average valuation was computed based on an estimate as to which multiple was the more representative indicator of the Registrant's value as of December 31, 2005. The mean of each multiple was selected for determining the enterprise value of the Registrant so as to weight the impact of Trident Microsystems more heavily in the estimation relative to the other comparable companies as Trident Microsystems, as discussed above, is considered a closer comparable to the Registrant than the other companies.

Once this enterprise value was obtained for December 31, 2005, the value per share of the Registrant's capital stock was calculated before taking into account the relative values of the different classes of stock through the application of the option pricing method and before applying any marketability discount. This resulted in a per share value of $7.66 as of December 31, 2005. After the application of the option pricing method, the Registrant assigned a per share value of $1.32 to reflect the value of the preferred stock over the common stock. This resulted in a common stock fair value of $6.34 as of December 31, 2005. Finally, a 5% marketability discount was applied, resulting in a fair value of $6.02 per share of common stock as of December 31, 2005.

January 31, 2006 Valuation

On January 31, 2006, the Registrant granted options to purchase common stock at a per share price of $9.00, which it believes to be the fair value of its common stock as of such date. This fair value was derived using the same approach described above for the December 31, 2005 valuation, except that the Registrant did not apply the option pricing method to allocate value to the liquidation preference of the preferred stock or use a marketability discount. The Registrant believed it was no longer appropriate to incorporate these factors in determining fair value as it had filed its registration statement on Form S-1 in early January 2006. The elimination of these valuation factors when combined with the growth in enterprise value during this one-month period resulted in a fair value of common stock as of January 31, 2006 of $9.01. A detailed explanation of the market approach calculation as of January 31, 2006 and the resulting enterprise value when combined with the valuation derived using the income approach is attached hereto as Exhibit B.

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March 7, 2006 Valuation

Although the Registrant did not grant options on March 7, 2006, it received a preliminary estimate of the IPO price range of $11.00 to $13.00 from its underwriters on this date. As noted above, this preliminary estimate applied market metrics to comparable companies not used in the December 31, 2005 valuation. However, if the Registrant were to apply the same market approach applied by the Registrant as of December 31, 2005 using the same set of comparable companies used in the December 31, 2005 valuation to derive a fair value of its Common Stock as of March 7, 2006, the resulting fair value would be $11.41 per share, which is well within the preliminary estimate range provided by underwriters on such date. A detailed explanation of the market approach calculation as of March 7, 2006 is attached hereto as Exhibit C.

The Registrant notes that it did not apply the income approach in calculating the fair value as of March 7, 2006 for purposes of this analysis. The Registrant does not believe it would be appropriate to do so because this approach was not applied by the underwriters and, consistent with the AICPA Practice Aid, the Registrant believes its business is now in Stage 6 as defined by the AICPA Practice Aid and therefore the market approach is most appropriate to use for this stage.

A summary of the valuations as of December 31, 2005, January 31, 2006 and March 7, 2006 as described above is attached hereto as Exhibit D.

Summary

In summary, the key factors affecting the increase in value from December 31, 2005 and March 7, 2006 are:

  •
  The impact of stock price appreciation of comparable companies, most notably Trident Microsystems, which increased from $18.00 per share on December 30, 2005 (the last trading day in 2005) to $27.35 per share on March 7, 2006, an increase of approximately 51.9%. The Registrant's derived market appreciation during this period is therefore 35%. Although this is substantial, it is nearly 17% (in absolute terms) less than that achieved by Trident Microsystems during this period.

  •
  The impact of eliminating, as a result of the initial filing of the registration statement in early January 2006, an allocation of value for the liquidation preference of preferred stock ($1.32) and the marketability discount ($0.32), resulting in an aggregate increase of $1.64 in fair value of the common stock.

  •
  The impact of the business progressing to stage 6 and reliance solely on the market approach to valuing the Registrant.

The following table illustrates the impact of each of these factors:

Fair value at December 31, 2005	$6.02
Marketability Discount	0.32
Preferred stock liquidation preference not valued	1.32
Shift to stage 6—elimination of "income approach"	0.50

Adjusted fair value at December 31, 2005	8.16
Derived impact of stock appreciation of comparables—35%	2.84

Low end of IPO Range	$11.00

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We hope you find the foregoing useful in evaluating the Registrant's financial information regarding options. If you have any questions, please do not hesitate to contact me at 650.233.4564 or Mark Voll at 408.435.3888 x124.

Very truly yours,

/s/  DAVINA K. KAILE

Davina K. Kaile

cc:
Hiro Kozato
Mark Voll
Scott Angel

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Exhibit A
December 31, 2005 Valuation

Techwell, Inc.
Duff & Phelps Valuation Model
Market Approach Model
December 31, 2005

		Stock Price 12/31	Adj MVIC	LTM Revenue	Adj MVIC/ LTM Rev	Projected Revenue	Adj MVIC/ Proj Rev	FTM Adj EBIT	Adj MVIC/ FTMj EBIT
Genesis Microchip	GNSS	18.09	470,788	261,549	1.8	315,160	1.5	41,702	11.1
Pixelworks	PXLW	5.08	233,565	166,832	1.4	211,636	1.1	(954)	—
Trident Microsystems	TRID	18.00	831,300	110,840	7.5	176,020	4.7	45,913	18.2
	High				7.5		4.7		18.2
	Low				1.4		1.1		11.1
	Mean				3.6		2.4		14.7
	Median				1.8		1.5		11.1
Techwell					36,051		60,614		11,258
Indicated Value (Techwell input times mean)					129,784		147,494		165,493
Weight (Per Duff & Phelps)					50%		30%		20%
Weighted Indicated Value					64,892		44,248		33,099
Indicated Value of Weighted Capital					142,239
Excess Working Capital					17,484
Indicated Value Capital					159,723
Market Approach					159,723	50%	79,861
Income Approach					139,689	50%	69,845
							149,706

MVIC—Market value of Invested Capital
Adj MVIC—MVIC less cash, securities, short and long term investments

Source: Duff & Phelps

Exhibit B
January 31, 2006 Valuation

Techwell, Inc.
Valuation of Common Stock
Basis: Duff & Phelps Valuation Model
January 31, 2006

		Stock Price 1/31	Adj MVIC	LTM Revenue	Adj MVIC/ LTM Rev	Projected Revenue	Adj MVIC/ Proj Rev	FTM Adj EBIT	Adj MVIC/ FTMj EBIT
Genesis Microchip	GNSS	18.40	476,384	261,549	1.8	315,160	1.5	41,702	11.4
Pixelworks	PXLW	5.70	269,821	166,832	1.6	211,636	1.3	(954)	—
Trident Microsystems	TRID	26.12	1,284,216	110,840	11.6	176,020	7.3	45,913	28.0
	High				11.6		7.3		28.0
	Low				1.6		1.3		11.1
	Mean				5.0		3.4		19.7
	Median				1.8		1.5		11.4
Techwell					36,051		60,614		11,258
Indicated Value (Techwell input times mean)					180,555		203,710		221,750
Weight (Per Duff & Phelps)					50%		30%		20%
Weighted Indicated Value					90,277		61,113		44,350
Indicated Value of Weighted Capital					195,740
Excess Working Capital					17,484
Indicated Value Capital					213,224
Market Approach					213,224	50%	106,612
Income Approach					139,689	50%	69,845
							176,457
Share Outstanding							19,574
Per Share Value of Common Stock							9.01

MVIC—Market value of Invested Capital
Adj MVIC—MVIC less cash, securities, short and long term investments

Exhibit C
March 7, 2006 Valuation

Techwell, Inc.
Valuation of Common Stock
Basis: Duff & Phelps Valuation Model
March 7, 2006

		Stock Price 3/7	Adj MVIC	LTM Revenue	Adj MVIC/ LTM Rev	Projected Revenue	Adj MVIC/ Proj Rev	FTM Adj EBIT	Adj MVIC/ FTMj EBIT
Genesis Microchip	GNSS	20.31	544,023	261,549	2.1	315,160	1.7	41,702	13.0
Pixelworks	PXLW	5.06	239,525	166,832	1.4	211,636	1.1	(954)	—
Trident Microsystems	TRID	27.35	1,350,133	110,840	12.2	176,020	7.7	45,913	29.4
	High				12.2		7.7		29.4
	Low				1.4		1.1		11.1
	Mean				5.2		3.5		21.2
	Median				2.1		1.7		13.0
Techwell					36,051		60,614		11,258
Indicated Value (Techwell input times mean)					188,627		212,721		238,961
Weight (Per Duff & Phelps)					50%		30%		20%
Weighted Indicated Value					94,313		63,816		47,792
Indicated Value of Weighted Capital					205,922
Excess Working Capital (actual)					17,484
Indicated Value Capital					223,406
Market Approach					223,406	100%	223,406
Share Outstanding							19,574
Per Share Value of Common Stock							11.41

MVIC—Market value of Invested Capital
Adj MVIC—MVIC less cash, securities, short and long term investments

Assumptions:
Eliminate Preferred Share Allocation
Eliminate Marketability Discount

Techwell Model

Exhibit D
Summary of Valuations

Techwell, Inc.
Valuation of Common Stock
April, 2006
(000)

Valuation Dates	12/31/2005	1/31/2006	3/7/2006
Income Aproach	139,689	139,689	—
Market Approach	159,723	213,224	223,406
Equity Value	150,000	176,457	223,406
Basis:	50/50	50/50	0/100
Shares Outstanding	19,574	19,574	19,574
Value per share before preferred stock liquidation preference and marketability discount	7.66	9.01	11.41
Preferred Stock Preference	1.32	—	—
Common Stock Value before Discount	6.34	9.01	11.41
Marketability Discount	0.32	—	—
Common Stock Value	6.02	9.01	11.41